UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 17, 2016

BHP BILLITON LIMITED	BHP BILLITON PLC
(ABN 49 004 028 077)	(REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA	NEATHOUSE PLACE, LONDON, UNITED KINGDOM
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Group Governance

BHP Billiton Limited 171 Collins Street Melbourne Victoria 3000 Australia GPO BOX 86 Melbourne Victoria 3001 Australia Tel +61 1300 55 47 57 Fax +61 3 9609 3015 bhpbilliton.com	BHP Billiton Plc Neathouse Place London SW1V 1LH UK Tel +44 20 7802 4000 Fax + 44 20 7802 4111 bhpbilliton.com

17 November 2016

To: Australian Securities Exchange London Stock Exchange	cc: New York Stock Exchange JSE Limited

BHP BILLITON LIMITED ANNUAL GENERAL MEETING SPEECHES

Please find attached addresses to shareholders to be delivered by the Chairman and the Chief Executive Officer at BHP Billiton Limited’s Annual General Meeting today in Brisbane, Australia.

The meeting will be webcast at http://edge.media-server.com/m/p/e6v6n386

As part of the Dual Listed Company structure of the Group, the business to be conducted at the Annual General Meetings will be determined by polls. The poll results will be released to the market after the conclusion of BHP Billiton Limited’s Annual General Meeting.

Further information on BHP Billiton can be found at www.bhpbilliton.com.

Rachel Agnew
Company Secretary

BHP Billiton Limited ABN 49 004 028 077	BHP Billiton Plc Registration number 3196209
Registered in Australia	Registered in England and Wales
Registered Office: Level 18, 171 Collins Street Melbourne Victoria 3000	Registered Office: Neathouse Place, London SW1V 1LH United Kingdom

The BHP Billiton Group is headquartered in Australia

BHP Billiton Plc Annual General Meeting

Speeches by Jac Nasser, Chairman, BHP Billiton

and

Andrew Mackenzie, Chief Executive Officer, BHP Billiton

17 November 2016

BHP Billiton Limited Annual General Meeting

17 November 2016

Jac Nasser, Chairman, BHP Billiton

Ladies and Gentlemen. Welcome to shareholders here in Brisbane, and those joining us on the webcast.

Let me start today’s meeting by acknowledging the Traditional Owners of the land on which we gather, the Turrbal People, and pay my respect to all elders past and present and extend that respect to other Aboriginal people joining us today.

Song-woman and Law-woman of the Turrbal People, Maroochy Barambah, will conduct the Welcome to Country.

Thank you Maroochy.

Can I point out that Maroochy is the first Aboriginal Dramatic Arts graduate of the Victorian College of the Arts in Melbourne. A renowned opera singer, she was the first Australian to perform at the United Nations in New York in honour of the International Year for the World’s Indigenous Peoples. Thank you again.

Queensland

Queensland is important to BHP Billiton, not just because many Queenslanders have shares in the company through their super funds and 85,000 own them directly, but also because we are proud to be an important part of the development of the state.

Today we are the leading resource sector employer in Queensland. We directly employ around 5,300 people here and help to employ many more. Last year, our operations bought A$3.4 billion worth of goods and services from over 1500 small and medium sized businesses across the state.

In 2016 we also paid over A$450 million in royalty payments to the Queensland Government. That is part of the A$3.4 billion we paid in taxes, royalties and other payments in Australia.

We have also supported various community projects. For example we are collaborating with The Queensland Government, The Great Barrier Reef Foundation, Traditional Owners and the Great Barrier Reef Marine Park Authority.

The objective is to protect and restore Raine Island’s critical habitat. Raine Island is on the remote northern tip of the Great Barrier Reef. It is the breeding ground for one of the world’s largest populations of green turtles.

Safety

The past year will be remembered as one of the most challenging periods in the long history of our Company.

We contended with a range of difficult issues. We faced up to those issues, while also taking decisive actions to make our Company safer and stronger for the long term.

However, despite the actions taken on safety, last month a colleague died at work at the Escondida operations.

This is heart breaking. On behalf of the Board, I extend my deepest sympathy to the family and friends of the young man who died.

We achieve nothing if we don’t achieve it safely. The health and safety of our teams must always be our first and most important priority.

Today I would like to discuss Samarco, Company performance, and Board renewal.

Samarco

Let me discuss Samarco first.

Shortly before we met last year, there was a dam failure at our joint venture company, Samarco, in Brazil. We remember the people who died, and we are deeply sorry for all those impacted by this tragedy.

Immediately after the dam failure, we took a series of actions with Samarco and our joint-venture partner Vale, and made a number of commitments on behalf of BHP Billiton.

Within 24 hours, the people who had lost their homes were housed in temporary accommodation. Within two weeks, children were back in school. Over the past year, there have been more than 500 community meetings to ensure those affected are consulted on the recovery work.

We committed that we would support the response effort and work to make things right. We will continue to do so. There is a detailed description of the Samarco response effort in the Annual Report and Andrew will speak further about it in a moment. But let me make a few key points.

In March of this year, Samarco, BHP Billiton Brasil and Vale entered into a Framework Agreement with the Brazilian Federal Government and other authorities. The Agreement provides for the establishment of 41 programmes to compensate the communities and restore the environment affected by the dam failure.

We committed that we would commission an external investigation into the causes of the dam failure. We did so. The investigation was led by an expert panel of four leading geotechnical specialists.

We committed that we would publish the findings of that external investigation. We have done so. The findings were released in August. They are available on our website.

We committed that we would discuss those findings with other resource companies, so that the whole sector could improve safety, and reduce the risk associated with tailings facilities. We have done so.

In addition, consistent with our determination to learn from this, we conducted a governance review of our non-operated minerals joint ventures. Following that review, we have centralised responsibilities for those joint ventures under Danny Malchuk, President of our Minerals Americas business. We are also developing a new global standard for those minerals assets that are operated by a separate joint venture company.

We committed that we would bring forward the next review of all tailings dams in the BHP Billiton portfolio. That review confirmed that our dams are stable. However, as part of our determination to learn from this tragedy, we have made further improvements. We have established a dam management function, which brings additional expertise in house. We are also reviewing other measures, including new technology, to further improve safety.

We are creating a new global tailings dam standard for our operations. It will draw on international leading practice for the design, construction, operation and maintenance of our dams and also increase the use of independent reviews.

We have changed the benchmark we use for dam safety reviews. The ongoing safety review of all of our dams will be carried out in accordance with the Canadian Dam Association processes - the most rigorous in the industry.

Since the Plc AGM in October, the Brazilian Federal Prosecutors Office has filed criminal charges in Brazil against Samarco, BHP Billiton Brasil and Vale along with certain employees and former employees.

BHP Billiton Brasil rejects outright the charges against the company and the affected individuals. We will defend the charges against the company and fully support the affected individuals in their defence of the charges against them.

A lot has been done in Brazil over the course of the year. But many challenges remain. Some of them will take years to resolve fully. There will be setbacks along the way. But let me be very clear. We remain committed to doing the right thing.

Company Performance

Let me now turn to the performance of the Company. It was a challenging year for BHP Billiton and the resources sector. But we demonstrated both the resilience of our portfolio and our focus on productivity.

Andrew and his team lowered unit cash costs across the Company by 16 per cent and increased capital efficiency, generating free cash flow of US$3.4 billion. This was in the face of weaker commodity prices which had a negative impact of about US$11 billion. Despite this, our underlying EBITDA margin was a healthy 41 per cent.

Against a backdrop of political and economic uncertainty and volatility, your Board and management have been working to make BHP Billiton more resilient and to optimise shareholder value through the cycle.

Central to that resilience is a strong balance sheet. BHP Billiton is the only company in our sector with an A rating from the three main rating agencies.

So as I said last year, protecting the balance sheet comes first. This ensures the Company remains financially strong and secure.

With that in mind, and recognising the challenging environment we face, the Board undertook a review of our dividend policy. We did so, understanding how important the dividend is to shareholders.

At the half year results, in February of this year, we announced a new dividend policy. Making that change was a difficult decision. The new policy is based on a payout ratio which provides for at least 50% of underlying attributable profit to be paid as dividends, with potential additional amounts payable in accordance with our capital allocation framework.

We remain strongly committed to returning cash to our shareholders, and every six months the Board will assess the possibility of paying dividends above the 50 per cent payout level.

This year’s dividend was 39.9 cents a share. Of that, just under 16 cents per share was the amount delivered by the new payout ratio. The additional 24 cents per share was paid in accordance with the capital allocation framework.

The actions to improve productivity, lower unit costs and revise the dividend policy all strengthen the Company and give us greater flexibility to pursue the opportunities we have in our portfolio.

Board Renewal

Now I would like to turn to Board renewal which is an ongoing process.

So let me introduce our newest Director, Ken MacKenzie, who joined the Board in September. From 2005 until 2015, Ken was Managing Director and Chief Executive Officer of Amcor. Amcor is a global leader in packaging, with 29,000 employees and operations in 40 countries.

Ken is a great addition to your Board. He has extensive global business experience and a proven track record, having led a successful company, in a challenging sector, for a decade.

Welcome Ken.

I would also like to recognise John Schubert, who will retire at the end of this meeting. During his 16 years on the Board, John has made an exceptional contribution to your Company. We will miss his wise counsel and judgement.

John, you have been a great Board member and a great advocate for shareholders. I know shareholders will join me in wishing John all the best for the future.

I talked at the beginning about the past year being one of the most challenging periods in our history. But at BHP Billiton, because of the nature of our business, we think in terms of decades.

The last decade has been extraordinary. Over that 10 year period, BHP Billiton has been reshaped into a simpler, more productive, more sustainable Company.

We are well positioned to respond to change: changes in global commodity markets, changes in technology and innovation, and changes in society and its expectations.

We have a world class safety and productivity culture: a world class management team, a world class board with the appropriate mix of skills and experience, and a world class portfolio with some of the best natural resource assets.

In addition, reshaping our portfolio by divesting over US$7 billion of assets at attractive prices, and successfully demerging South32, has allowed us to focus on our 12 core operated assets.

We also developed a clear and transparent capital allocation framework which will optimise shareholder value through the cycle. We have a strong balance sheet, strong margins and strong cashflow.

During that same 10 year period, shareholders and the countries in which we operate have benefitted. We have paid about US$70 billion through buybacks and dividends. We have also paid US$85 billion in taxes, royalties and other payments to governments around the world.

In Australia alone we have paid taxes, royalties and other payments of US$58 billion which has helped fund essential services across the nation.

Having said that, a company of this scale, size, and complexity doesn’t always get everything right and there is always more to do. When we do get it wrong, we work hard to make it right. But on balance the building blocks are in place to stand BHP Billiton in good stead for decades to come. We have strengthened the Company for the long term, and whatever the future brings we will face it from a position of strength and stability.

At the plc AGM last month, I announced my decision not to seek re-election at next year’s AGM.

I had intended to announce my retirement from the Board last year. However, the Board believed it was important that I continue on as Chairman to provide stability as we responded to Samarco and other matters.

The basic structure of the Samarco response is now in place. The findings of the expert panel are public and the compensation and remediation programs have begun.

With BHP Billiton in robust shape, the timing for me to step down feels right. It has been an enormous privilege and honour to be a part of this iconic company for the last 10 years.

BHP Billiton is a global leader, built by the hard work of many generations of people over many decades. People who, regardless of where they work in the world, have a unified sense of purpose and shared values.

Summary

In closing, I thank my fellow board members, all employees, and of course our shareholders for their continued commitment to BHP Billiton.

I will now hand over to Andrew to discuss the overall performance of the business.

Andrew Mackenzie, Chief Executive Officer, BHP Billiton

Good morning.

I too would like to pay my respects to the Traditional Owners of the land on which we meet—the Turrbal People—and pay my respects to Elders past and present and to any other Aboriginal and Torres Strait Islander who have joined us here today.

It is great to be back in Brisbane and to welcome you to this Annual General Meeting. Our Queensland Coal operation, through the BHP Billiton Mitsubishi Alliance and the BHP Billiton Mitsui Coal assets in the Bowen Basin, is a vital source of metallurgical coal for the world.

The proximity of our assets to our Asian customers means we are well-placed to supply the seaborne market and this delivers significant value for our shareholders.

It also makes Queensland a vital part of our business and earlier this year we reinforced our commitment to this State when we became the anchor tenant at our new Brisbane office at 480 Queen Street.

Thank you to everyone who came along to the Shareholder Information session this morning. There will be a further opportunity to meet with members of my management team who are here today over refreshments at the end of today’s meeting.

As Jac has noted, FY2016 was very difficult for both BHP Billiton and the resources industry. However, we stayed true to Our Charter values, we stuck to our plans and we have made solid progress.

We are now in a good position for the year ahead. We will build on our momentum and strong culture of safety and productivity to create significant future value for you, our Shareholders.

Before I address safety, our financial performance and plans for the future, I will reflect on the tragic events that occurred at Samarco a little over a year ago.

Samarco

The Samarco dam failure weighs heavily on all of us. The terrible events that led to the loss of 19 lives and caused significant community and environmental impacts have left a deep scar on our Company.

However, I assure you that we will meet our obligations. We will do the right thing and we are committed to the response.

I travelled to Brazil in November immediately after the dam failure and visited again in June this year. During my most recent trip I met with local communities and spent time with some of the most affected families.

I am pleased to report that many were in recently restored homes and businesses. The activity on the ground is extensive. I was inspired by the hard work and dedication that I saw from more than 3,000 people to rebuild infrastructure, provide community and social services and prepare for the wet season.

Jac has also spoken about the Expert Panel Investigation and the changes to further strengthen the management of all our dams following our own reviews.

As CEO I am determined that the experience and knowledge gained will be used to improve the safety of tailings dams through greater use of the world’s best science and engineering. We will use this to lift the performance of our own operations.

We continue to work with Vale and Samarco on plans for restart. Samarco directly employs several thousand people in well-paid jobs, so restart is important for the health of the local economy and Brazil’s for that matter.

But it has to make economic sense, and have a practical set of approvals in place, and we continue to work through these processes.

Jac has discussed the criminal charges filed by the Brazilian Federal Prosecutors Office against a number of current and former BHP Billiton employees. I want to restate our rejection of those charges and our commitment to defend the Company and each of the individuals affected.

We will also continue to do whatever it takes to look after our people who are in Brazil, to deliver on our commitments, as they do the right thing for the communities and the environment affected by this terrible disaster.

Many are Brazilian but some are from our other operations and away from their families. I am determined to make sure they remain safe.

I will now turn to our safety performance at our operated sites in FY2016.

Health and safety

Last year, we recorded no fatalities at our operated sites and we reduced high-potential-injury events by 20 per cent. Our total recordable injury frequency was 4.3 per million hours worked.

We achieve nothing if we don’t achieve it safely—and last month we experienced a tragic reminder of why health and safety must come first in everything we do.

It was with deep sadness that we learnt of the death of Rudy Ortiz Martinez, a contractor at our Escondida mine in Chile.

We extend our deepest condolences to his family, colleagues and friends.

Following this tragic event, we have renewed our efforts to help our people understand our risks, and the critical controls that need to be in place, to protect the health and safety of everyone who enters any of our sites.

Here in Queensland, that includes active engagement with industry, government and the health system to prevent further cases of Coal Workers Pneumoconiosis (or CWP).

We were deeply disappointed when the first case of CWP in decades was recently diagnosed. Since then we have had three confirmed cases of CWP in our workforce.

Fortunately, in all three of these cases we are advised that the disease has been detected early, which means the health impacts can be minimised if we prevent further respirable dust exposure. But that does not diminish in any way the significant concern being felt by our employees and their loved ones. They have our care and concern.

It is unacceptable that the health-check system, which we thought protected our people from the respiratory hazards of underground work, hasn’t delivered. This is a very serious issue that requires a collective response.

Last Friday, we appeared before the Coal Workers Pneumoconiosis Parliamentary Select Committee and reinforced our commitment to work cooperatively with industry, the health system and the Queensland Government.

At our own operations, we have offered independent health reviews and new chest x-rays to all our current underground employees. We have encouraged our open cut workers to seek reviews if they have concerns about their historic dust exposure. We have also made these services available to former workers so they can access medical assessments free of charge.

Queensland’s coal industry has been a vital part of the State’s economic and social fabric for more than 50 years. We want Queensland’s coal industry to thrive, but it must do so safely.

FY2016 Company performance

I will now turn to our financial results.

In FY2016 significantly weaker commodity prices reduced our Underlying attributable profit by 81 per cent to US$1.2 billion.

We also recorded three exceptional charges which contributed to a statutory loss of US$6.4 billion:

•	the Samarco dam failure;

•	the Onshore US impairment; and

•	ongoing global taxation matters.

While we are disappointed with headline earnings in FY2016, our Underlying EBITDA margin remained healthy at 41 per cent.

This is in part due to a relentless focus on safety and productivity which saw us deliver a further reduction in unit costs, and increased throughput across most of our operations:

•	across the portfolio costs were down 16 per cent for the year;

•	for the first time in a decade, Olympic Dam produced over 200,000 tonnes of copper;

•	record production was achieved at Western Australia Iron Ore; and

•	here in Queensland we also saw record production at five of our eight coal mines.

Overall, we achieved net productivity gains of US$437 million.

Capital productivity is as important as operational productivity. The changes we made this year at an organisational level and through our new capital allocation framework, will unlock enormous value for your Company.

Capital expenditure was reduced by 40 per cent in FY2016 with all projects that required capital receiving it.

In FY2017 we will make each dollar go further through investment in low-cost, high-return projects and through disciplined cost management.

We have deferred development activity in our Onshore US assets due to low prices and to maximise value and preserve cash. We will add barrels as prices recover.

Despite the headwinds, we generated strong free cash flow of US$3.4 billion across our core pillars, and we are confident that we will deliver a further US$1.8 billion of productivity gains in this financial year. That is in addition to more than US$10 billion of gains we have already delivered since 2012.

New Operating Model and FY2017 outlook

Our new Operating Model makes us a more agile company with a simplified structure that frees asset leaders to focus even more on what matters most—safety and productivity. This has been made possible by a simplified portfolio after the successful demerger of South32.

Strategy and capital allocation have been centralised under our Chief Financial Officer, Peter Beaven. This will drive even greater capital discipline.

Our strong balance sheet is a fundamental enabler of our strategy. We continue to match our balance sheet strength, and our capital allocation processes, to the cyclical nature of our sector.

Our capital allocation framework sets clear parameters for how we achieve safe and stable operations, deliver balance sheet strength through the cycle, pay shareholders a minimum of 50 per cent of Underlying attributable profit as dividends and direct surplus cash to the right place.

These changes have created momentum and discipline that will continue into FY2017 where we expect to:

•	increase volume by up to four per cent (copper equivalent volume growth, excluding shale);

•	deliver a further US$1.8 billion in productivity gains;

•	invest US$5.4 billion in capital and exploration expenditure; and importantly,

•	further strengthen our balance sheet as we generate more free cash flow from our assets.

We have a clear roadmap for value creation based exclusively on opportunities that currently exist within the portfolio. These are opportunities for more productivity, the addition of low-cost capacity, the responsiveness of our shale assets to oil and gas market volatility, organic growth, exploration and technology.

Our quality portfolio, broad suite of organic opportunities, and financial strength, position us well to grow value and deliver cash returns to our shareholders.

Our people, inclusion and diversity

Of course the gains we have made and our future potential would not be possible without the skill, hard work and ‘can do’ attitude of our 65,000 strong workforce.

I am proud of the dedication and commitment of our people. Their culture will lift performance further in the year ahead.

The data tell us that our most inclusive and diverse operations are safer, more productive and have a better culture. This is because the people in those teams feel safe to speak up, share ideas, work to solve problems and make sounder decisions. Together they get better results.

We have amended Our Charter to better reflect our conviction that inclusion and diversity is a core part of our success. Last month we announced a new aspirational goal to achieve gender balance at all levels of the organisation by 2025.

It is an ambitious task and it will deliver a major step change for our organisation. We know our people will rise to the challenge. Together we will make it happen—because inclusion and diversity is key to our future success.

Our contribution

Beyond our own operations, I am enormously proud of the value we create for the broader community—through jobs, the purchase of goods and services and payment of taxes and royalties.

For more than 130 years BHP Billiton has made a significant contribution to the prosperity of this nation.

In FY2016 we employed nearly 16,000 people in Australia and helped generate employment and economic opportunity for local suppliers, contractors and others with whom we work—from Melbourne to Moranbah, and Perth to Port Hedland.

We have over half a million shareholders here in Australia and many more Australians indirectly have a stake in our Company through superannuation and other investments.

In Australia, our total contribution in FY2016 was US$15.5 billion of which US$2.5 billion was taxes, royalties and other payments to governments. Here our adjusted effective (corporate) tax rate was 30.3 per cent and once the Petroleum Resources Rent Tax and royalties are included this increases to 56.6 per cent.

We are proud to be a leader in tax transparency demonstrated by the level of disclosure in our annual report on Economic contribution and payments to governments.

And now through our new online blog—Prospects—we share our insights on global trends relevant to our business and our stakeholders. This includes our views on economics, commodities outlook, individual markets and broader issues such as policy, governance and our social contribution.

I encourage you to visit the site and sign up.

Conclusion

Ladies and gentlemen, FY2016 brought challenge. But we stayed true to Our Charter and our strategy through a period of extraordinary change.

We look forward to FY2017 where we will build on the momentum we have created in this transformational year.

We have the right assets, in the right commodities with the capability and culture to prosper. The drive for greater safety and productivity will get even stronger. We have everything in place to create significant future value and we see enormous potential ahead.

Our rigorous and transparent capital allocation framework delivers balance sheet strength and investment discipline - to increase the value of your business and shareholder returns.

Acknowledgements

Before I conclude, I would at this point like to acknowledge two very important people to BHP Billiton.

Last month after an outstanding 40 years with the Company, Dean Dalla Valle announced his intention to leave BHP Billiton at the end of March 2017.

Dean has played a significant role in the history of this Company over the last four decades. I am enormously grateful for the personal leadership and guidance he has provided me as a member of my leadership team.

We wish him well with the next stage of his career.

The Chairman has also announced that he will not seek re-election at next year’s AGM.

I know there will be an opportunity in the coming months to thank Jac formally for his outstanding contribution to BHP Billiton. But Jac, on behalf of everyone who works at BHP Billiton and me personally—thank you!

Thank you for your wise counsel, which has been priceless as it guided me towards better decisions and leadership. As a fledgling CEO, I could not have had a better Chairman. We have had to handle some pretty tough challenges together that has made us stronger and our bond even more so.

Your amazing contribution to BHP Billiton will live on and add positive shape to the Company, its myriad of stakeholders and to me personally, for many, many years to come.

Thank you.

Thank you also to the Board, my management team and above all to you—our Shareholders—for your commitment to our company, our purpose and our strategy.

We can look forward to the future together with confidence.

The Chairman then conducted the formal items of business.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: November 17, 2016	By:	/s/ Rachel Agnew
	Name:	Rachel Agnew
	Title:	Company Secretary